Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated June 15, 2022

to

Prospectus dated April 8, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 8, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2022;

•	to disclose the calculation of our May 31, 2022 net asset value (“NAV”) per share for all share classes;

•	to provide an update to our financing arrangements;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update; and

•	to provide updates to our portfolio and our business.

July 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2022 (and repurchases as of June 30, 2022) is as follows:

Transaction Price (per share)
Class S	$25.1808
Class T	$24.9517
Class D	$24.9846
Class M	$25.0567
Class I	$24.4179
Class F*	$24.9880
Class Y*	$24.3708

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The July 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2022.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2022 (dollar amounts in thousands):

Components of NAV	May 31, 2022
Loans receivable	$5,697,921
Mortgage-backed securities held-to-maturity	68,098
Mortgage-backed securities available-for-sale, at fair value	141,522
Cash and cash equivalents	159,645
Restricted cash	3,549
Other assets	17,988
Collateralized loan obligation, net of deferred financing costs	(2,653,225)
Repurchase agreements payable, net of deferred financing costs	(1,104,884)
Credit facility payable, net of deferred financing costs	(546,071)
Accrued stockholder servicing fees(1)	(789)
Other liabilities	(22,772)

Net asset value	$1,760,982

Number of outstanding shares	70,677,221

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of May 31, 2022, we accrued under GAAP $83,469 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,035,423	$37,180	$17,018	$85,172	$541,546	$22,547	$22,096	$1,760,982
Number of outstanding shares	41,119,641	1,490,073	681,125	3,399,173	22,178,247	902,314	906,648	70,677,221

NAV per Share as of May 31, 2022	$25.1808	$24.9517	$24.9846	$25.0567	$24.4179	$24.9880	$24.3708

Financing Arrangements

BB-1 Facility

On June 7, 2022, FS CREIT Finance BB-1 LLC (“BB-1”), an indirect wholly-owned, special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc. (the “Company”), amended the transaction documents relating to the Master Repurchase Agreement dated February 22, 2021 with Barclays Bank PLC, or Barclays, as purchaser, and the Company, as guarantor, to, among other things, increase the maximum amount of financing available from $450,000,000 to $700,000,000.

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On May 26, 2022, we accepted a subscription from an institutional investor to purchase $3,500,000 in Class I shares in the Private Placement. On June 2, 2022, we sold and issued to such institutional investor approximately 143,351 Class I shares at the per share purchase price of $24.4156, which is equal to the NAV per Class I share as of April 30, 2022.

Market update

After rising nearly 50 basis points in April, the 10-year yield declined modestly (-8 bps) in May as economic growth concerns weighed heavily on rates markets. Against this backdrop, the Bloomberg Aggregate Bond Index returned 0.64% in May. Year to date, the Agg remains down -8.92%, highlighting the challenges core fixed income investors continue to face.

Commercial property prices showed solid annual growth again in April, as the RCA CPPI rose 17.9% from a year ago.1 Yet price growth decelerated for the third consecutive month, as the CPPI rose just 0.5% month-over-month; the monthly slowdown was spread across all major property types.1

Industrial and apartment continued to lead all sectors, rising 26.0% and 23.0%, respectively, from a year earlier. However, monthly price growth of 1.3% in both sectors suggests that annual growth could moderate to approximately 17% in 2022.1

Retail property prices rose 18.4% from a year earlier, yet month-over-month changes also reflect price growth moderation as prices are projected to rise 7%-8% in 2022 based on the current trajectory.

Office price growth in central business districts (CBDs) rose 12.3% from a year earlier, marking the fastest annual growth rate since 2014. CBD office price growth outpaced suburban office gains, extending the recent trend of stronger growth in CBD offices for another month. Suburban office prices grew 10.3% year over year in April, but have slowed since peaking in late 2021.1

Inflows into daily NAV/private REITs reached a record high of $36.5 billion in 2021, more than triple that of 2020.2 With more than $12 billion raised in Q1 2022, Stanger & Co. forecasts even larger inflows in 2022.

Portfolio update

We surpassed $6 billion in assets in May, as we continue to build upon our track record of generating a high level of current income with low NAV volatility. Floating rate loans comprised 94.8% of the portfolio as of May 31, 2022, which we believe will continue to help preserve capital as interest rates rise.

As fixed income markets quickly priced in multiple Fed rate hikes this year, the yield on the Bloomberg Aggregate Bond Index increased by more than 160 bps year-to-date and prices declined by 8.9%.

[1]	Real Capital Analytics, as of April 2022.
[2]	Robert A. Stanger & Co.

Even with the rise in rates, the annualized distribution rate for FS Credit REIT’s Class I shares was approximately 325 bps above the Agg’s current yield as of May 31, 2022.

We closed on $530.4 million in new fundings in May. New origination highlights included:

•	Three loans backed by multifamily and hospitality properties in the greater New York City metro area:

•

The first loan is backed by a portfolio of 31 properties including 509 units (495 residential and 14 commercial) located throughout a range of vibrant Manhattan neighborhoods (Upper East Side, Kips Bay, Upper West Side, and Midtown West).

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The second loan is backed by a 94% occupied 280-unit Class A high rise property with five retail suites in New Rochelle, NY. The building was delivered in 2019 and features many amenities, including a 294-space parking garage with valet parking (1:1 parking ratio), a fitness center, yoga studio, resident lounge and outdoor terrace. The building is located in a high-growth and commuter friendly New York City suburb and is an approximately 5-minute walk from New Rochelle City, a 1.2 million SF mixed use retail, hotel and entertainment complex.

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The third loan is backed by a 96 key hotel across 4 buildings in a prime beachfront location in Montauk, NY. The hotel is one of the few full-service oceanfront resorts in the Hamptons/Montauk area with a private beach and located in a high barrier to entry area. Resort amenities include an outdoor freshwater pool and deck cabanas, direct beach access, a restaurant, bar, nightly fires, bikes and surfboards.

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A 460-unit garden style multifamily property in suburban Phoenix, AZ. The property was renovated in 2015 and is currently 99% occupied. The property is in the high-growth South Mesa, AZ submarket and benefits from convenient access to a range of retail and entertainment, including Golfland, Sunsplash, and several regional shopping centers.

The short-term nature of our typical loan (2-3yr maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, from September 2020 through May 2022, the portfolio’s allocation to multifamily properties ranged from a low of 17% to as high as 62%. As of May 31, 2022, it was 60.2%, with many of the loans backed by what we believe are attractive opportunities, primarily in secondary and sunbelt markets that have been driven by rising housing prices, improving labor markets and a generally healthy U.S. consumer. Over the same timeframe, we have opportunistically added new investments in hospitality, retail and office in recent months as sector fundamentals strengthened. As of May 31, 2022, these sectors represented 9.0%, 5.3% and 10.6% of the portfolio, respectively.

The portfolio was comprised of 100% performing assets as of May 31, 2022. We expect our investment pipeline to remain strong through the summer months.